                                                                       EXHIBIT 8

                                   FORM 5-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:   [X] SCHEDULE A
                           [ ] SCHEDULES B & C
                           (PLACE X IN APPROPRIATE CATEGORY)

ISSUER DETAILS:

NAME OF ISSUER:            INTEROIL CORPORATION

ISSUER ADDRESS:            PO Box 6567 Suite 2, Level 2 Orchid Plaza

                           79 Abbott Street, Cairns Qld 4870

ISSUER PHONE NUMBER:       (61)7 4046 4600

ISSUER FAX NUMBER:         (61) 7 4031 4565

CONTACT PERSON:            Anesti Dermedeoglou

CONTACT'S POSITION:        Vice President Investor & Public Relations

CONTACT TELEPHONE NUMBER:  (61) 7 4046 4600

FOR QUARTER ENDED:         June 30, 2003

DATE OF REPORT:            August 29, 2003

                                   CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

PHIL E MULACEK ___________________________________________ AUGUST 29, 2003 ____
NAME OF DIRECTOR              SIGN (TYPED)               DATE SIGNED (YY/MM/DD)

INTEROIL CORPORATION

CONSOLIDATED BALANCE SHEETS
(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

                                                  JUNE 30       DECEMBER 31       JUNE 30
                                                    2003           2002            2002
                                                     $               $               $
                                                ------------    ------------    ------------
ASSETS

Current assets:
   Cash and cash equivalents                       6,867,693       3,288,539      22,300,406
   Short-term investments (note 2)                 3,452,093       7,105,701      15,250,704
   Due from related parties (note 3)                       -               -         344,121
   Other receivables                                 591,468         503,859         865,416
   Prepaid expenses                                  392,563          80,359          58,035
                                                ------------    ------------    ------------
                                                  11,303,817      10,978,458      38,818,682
Capital assets (note 4)                          170,663,045     121,217,700      91,971,114
Oil and gas properties                             9,489,641       2,878,703       2,402,612
                                                ------------    ------------    ------------
                                                 191,456,503     135,074,861     133,192,408
                                                ============    ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities        12,675,556       6,744,515       4,379,180
  Due to related parties (note 3)                  1,690,001       2,784,560       2,859,561
  Current portion of secured loan (note 5)         4,500,000               -               -
  Foreign currency forward contracts (note 2)              -         678,648         756,302
                                                ------------    ------------    ------------
                                                  18,865,557      10,207,723       7,995,043

Secured loan (note 5)                             55,500,000      31,000,000      31,000,000
Indirect participation interest (note 6)           7,650,000               -               -
                                                ------------    ------------    ------------
                                                  82,015,557      41,207,723      38,995,043
                                                ------------    ------------    ------------

Non-controlling interest (note 7)                  6,489,352       6,490,398       6,486,536
                                                ------------    ------------    ------------
Shareholders' equity:
  Share capital (note 8)                         110,363,916      94,120,609      93,689,609
  Other paid in capital                              619,530         769,964         769,964
  Accumulated deficit                             (8,031,852)     (7,513,833)     (6,748,744)
                                                ------------    ------------    ------------
                                                 102,951,594      87,376,740      87,710,829
                                                ------------    ------------    ------------
                                                 191,456,503     135,074,861     133,192,408
                                                ============    ============    ============

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

                                                         QUARTER ENDED             SIX MONTHS ENDED
                                                   ------------------------    ------------------------
                                                     JUNE 30      JUNE 30       JUNE 30      JUNE 30
                                                      2003          2002          2003         2002
                                                        $             $             $            $
                                                   ----------    ----------    ----------    ----------
INCOME

  Investment income                                    19,861       133,037        34,110       295,678
  Other                                                 7,856             -         7,856             -
                                                   ----------    ----------    ----------    ----------
                                                       27,717       133,037        41,966       295,678
                                                   ----------    ----------    ----------    ----------
EXPENSES

  Administrative and general                          315,045       371,002     1,376,333     1,319,919
  Management fees for prior periods waived                  -             -      (840,000)            -
  Legal and professional fees                         133,362       140,385       302,355       248,491
  Foreign exchange loss (gain)                        252,938      (322,265)     (301,358)     (712,689)
                                                   ----------    ----------    ----------    ----------
                                                      701,344       189,122       537,330       855,721
                                                   ----------    ----------    ----------    ----------

(Loss) before income taxes and
  non-controlling interest                           (673,627)      (56,085)     (495,364)     (560,043)

Income tax (expense) benefit (note 11)                (15,997)            -       (23,701)            -
                                                   ----------    ----------    ----------    ----------
(Loss) before non-controlling interest               (689,624)      (56,085)     (519,065)     (560,043)

Non-controlling interest                                  534        15,931         1,046         9,245
                                                   ----------    ----------    ----------    ----------
NET (LOSS)                                           (689,090)      (40,154)     (518,019)     (550,798)
                                                   ----------    ----------    ----------    ----------

BASIC (LOSS) PER SHARE                                  (0.03)        (0.00)        (0.02)        (0.03)
DILUTED (LOSS) PER SHARE                                (0.03)        (0.00)        (0.02)        (0.03)

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

                                                               QUARTER ENDED               SIX MONTHS ENDED
                                                        --------------------------    --------------------------
                                                          JUNE 30        JUNE 30        JUNE 30        JUNE 30
                                                           2003           2002           2003            2002
                                                            $              $              $               $
                                                        -----------    -----------    -----------    -----------
Cash flows provided by (used in):

OPERATING ACTIVITIES
  Net (loss)                                               (689,092)       (40,154)      (518,019)      (550,798)
  Non-controlling interest                                     (534)       (15,931)        (1,046)        (9,245)
  Change in non-cash operating working capital              146,796        (19,924)    (1,280,373)       108,321
                                                        -----------    -----------    -----------    -----------
                                                           (542,830)       (76,009)    (1,799,438)      (451,722)
                                                        -----------    -----------    -----------    -----------
INVESTING ACTIVITIES
  Expenditure on oil and gas properties                  (2,705,138)      (101,070)    (4,177,782)      (208,744)
  Expenditure on capital assets                         (27,399,860)    (9,238,112)   (46,189,979)   (11,970,036)
  Redemption of cash on short-term investments            1,069,800      1,749,296      3,964,701      1,749,296
                                                        -----------    -----------    -----------    -----------
                                                        (29,035,198)    (7,589,886)   (46,403,060)   (10,429,484)
                                                        -----------    -----------    -----------    -----------
FINANCING ACTIVITIES
  Proceeds from borrowings                               16,500,000              -     29,000,000     30,240,000
  Proceeds from indirect participation interest                                         7,150,000              -
  Other net advances from (to) related party (note 3)      (200,209)      (769,045)      (565,861)     2,130,955
  Proceeds from issue of common shares                    6,879,131         74,472     16,197,513        143,222
                                                        -----------    -----------    -----------    -----------
                                                         23,178,922       (694,573)    51,781,652     32,514,177
                                                        -----------    -----------    -----------    -----------

Increase (decrease) in cash and cash equivalents         (6,399,106)    (8,360,468)     3,579,154     21,632,971
Cash and cash equivalents, beginning of period            6,116,799     30,660,874      3,288,539        667,435
                                                        -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   (282,307)    22,300,406      6,867,693     22,300,406
                                                        ===========    ===========    ===========    ===========

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

                                          JUNE 30        DECEMBER 31       JUNE 30
                                           2003             2002            2002
                                             $                $               $
                                        ------------    ------------    ------------
SHARE CAPITAL

  At beginning of year                    94,120,609      92,808,387      92,808,387
  Issue of capital stock                  16,243,307       1,312,222         881,222
                                        ------------    ------------    ------------
  At end of period                       110,363,916      94,120,609      93,689,609
                                        ------------    ------------    ------------

ADDITIONAL PAID IN CAPITAL

  At beginning of year                       769,964               -               -
  Stock compensation                        (150,434)        769,964         769,964
                                        ------------    ------------    ------------
  At end of period                           619,530         769,964         769,964
                                        ------------    ------------    ------------

ACCUMULATED DEFICIT

  At beginning of year                    (7,513,833)     (6,197,946)     (6,197,946)
  Net earnings (loss) for period            (518,019)     (1,315,887)       (550,798)
                                        ------------    ------------    ------------
  At end of period                        (8,031,852)     (7,513,833)     (6,748,744)
                                        ------------    ------------    ------------
SHAREHOLDERS' EQUITY AT END OF PERIOD    102,951,594      87,376,740      87,710,829
                                        ============    ============    ============

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

                                                                 [INTEROIL LOGO]

     InterOil Corporation's (the "Company" or "InterOil") primary business interest is the development of an oil refinery (the "Project") in Papua New Guinea ("PNG").

1.   STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

     The unaudited half-year consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2002. These unaudited half-year consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

2.   FINANCIAL INSTRUMENTS

     The Company has foreign currency forward contracts totalling $22,580,999 (December 2002 - $62,000,000) at June 30, 2003 to acquire Australian dollars to hedge Australian dollar amounts payable pursuant to the refinery construction. These hegding contracts mature during 2003. At June 30, 2003 the Company's outstanding hedging contracts are $2,135,702 in-the-money (December 2002 - unrealised loss $4,001,462). At June 30, 2003 no unrealised exchange gain or loss is recognised on the balance sheet because there are no contracts in excess to specific Australian dollar commitments. At December 2002 an unrealised exchange loss of $678,648 (June 2002, $756,302) was recognised on the balance sheet, for contracts in excess to specific commitments.

     As a requirement of the hedging contracts a collateral arrangement has been entered into whereby as at June 30, 2003 an amount of US $3,141,000 (December 31, 2002 - US $7,105,701) is held on deposit and has been pledged in favour of the provider of the hedge. Funds required to be held on deposit as collateral are reducing over time as project expenditure is undertaken and the foreign currency forward contracts are closed out. The Company has other short-term investments of $311,000 (December 2002 - $nil)

     To define a maximum potential amount payable on the outstanding hedging contracts, the Company acquired Australian dollar put options for total premiums of $181,684 (year ended December 2002 - $85,000). The maturity dates and nominal amounts of the put options coincide with the exercise dates and nominal amounts of the outstanding hedging contracts.

3.   RELATED PARTIES

     Amounts due to related parties of $1,690,001 (December 31, 2002 - $2,784,560) represents monies owed to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company's oil refinery project. PIE advanced $2,900,000 to the InterOil Group in the quarter ended March 31, 2002 and the Company has repaid $1,210,000 of this loan as at June 30, 2003. This loan has interest charged at a rate of 5.75%. During the period, PIE waived Management Fees earned in 1997 and 1998 totaling $640,000, and was reimbursed for the year 2003 sponsor's legal, accounting and reporting costs of $150,000.

     Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid to Breckland Limited during the period totalled $74,348 which have been capitalised to the project and $6,814 are corporate costs included in legal and professional fees.

4.   CAPITAL ASSETS

     The Company is considered to be in the construction and pre-operating stage of development of an oil refinery in Papua New Guinea. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of the capital assets. Administrative and general costs are expensed as incurred. Capital assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such capital assets. Capital assets will be depreciated over their useful lives commencing on the date of achieving commercial operations.

                                            JUNE 30     DECEMBER 31     JUNE 30
                                             2003          2002          2002
Capital assets by business stream:            $             $             $
----------------------------------        -----------   -----------   -----------
Upstream assets                             5,656,827             -             -
Refinery assets                           164,624,057   120,907,648    91,694,277
Downstream assets                             287,151       221,484       185,635
Corporate assets                               95,010        88,568        91,202
                                          -----------   -----------   -----------
                                          170,663,045   121,217,700    91,971,114
                                          ===========   ===========   ===========

5.   SECURED LOAN

     On June 12, 2001, the group entered into a loan agreement with the Overseas Private Investment Corporation (OPIC), an agency of the US Government, to secure a project financing facility of $85,000,000. The first drawdown of this loan facility for $31,000,000 occurred on March 28, 2002. During the six months ended June 30, 2003, the Company made further loan drawdowns of $29,000,000. The loan is secured over the assets of the project.

     The loan expires June 30, 2013 and half yearly repayments of $4,500,000 commence on June 30, 2004.

6.   INDIRECT PARTICIPATION INTEREST

     During the period, the Company provided an indirect interest in the Company's phase 1 exploration program within the area goverened by Petroleum Prospecting License 238 in Papua New Guinea to PNG Energy Investors, LLC for $7,650,000 . This interest is subject to the terms of the agreement dated April 3, 2003 between the Company and PNG Energy Investors LLC, under which all or part of $5,400,000 may be converted to common shares in the Company at a price of C$15 per share, and an agreement dated April 16, 2003 between the same parties under which all or part of $2,250,000 may be converted to common shares of the company at a price of C$17 per share. Alternatively, all or part of the indirect participation interest may be converted to debt due in December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)                 [INTEROIL LOGO]

7.   NON-CONTROLLING INTEREST

     SP InterOil, LDC ("SPI") is a subsidiary of the Company. On September 11, 1998 Enron Papua New Guinea Ltd (Enron), SPI's former joint venture partner, exercised its optics (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron's voting, non-participating shares in its subsidiary EP InterOil Limited ("EPI") for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the Project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued by EPI and has sole responsibility for managing the Project.

     Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

     At June 30, 2003 SPI holds 98.60% (December 31, 2002 - 98.55%) of the non-voting participating shares issued from EPI.

8.   SHARE CAPITAL

     InterOil Corporation has issued shares as at June 30, 2003 of 22,488,683 (December 31, 2002 - 20,585,943). InterOil Corporation securities trade on the Australian Stock Exchange as Chess Depository Interests (CDIs) on the basis of 10 CDIs to one common share. They also trade on the Port Moresby Stock Exchange and the TSXVE in Canada as common shares.

9.   STOCK OPTIONS

     As at June 30, 2003, InterOil Corporation has 1,447,785 (December 31, 2002
     - 1,510,085) stock options outstanding.

10.  COMPARATIVE INFORMATION

     Comparative information for June 30, 2002 has been revised for the implementation of the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock based compensation and other stock-based payments" effective January 1, 2002.

11.  INCOME TAX

     Income tax expense differs from the amount that would be computed by applying the Federal and provincial statutory income tax rates of 35.12% (2002 - 38.62%) to income before income taxes and non-controlling interest. The reasons for the differences are as follows:

                                                              JUNE 30       JUNE 30
                                                               2003           2002
                                                                $              $
                                                            ----------    ----------
Computed tax (benefit)                                        (173,971)     (216,289)
Increase (decrease) resulting from:
Tax rate differential on foreign subsidiaries                   43,442        34,711
Non-taxable items                                              719,847      (444,701)
Future income tax benefit not brought to account for:
  Tax losses                                                   477,676       510,779
  Timing differences                                        (1,066,994)      115,500
Other taxes                                                     23,701             -
                                                            ----------    ----------
Income tax expense                                              23,701             -
                                                            ----------    ----------

12.  SUBSEQUENT EVENTS

     Subsequent to period end, the Company provided an indirect interest in the Company's phase 1 exploration program within the area goverened by Petroleum Prospecting Licenses 236, 237 and 238 in Papua New Guinea to PNG Drilling Ventures Limited for $12,185,000. This interest is subject to the terms of the agreement dated July 21, 2003 between the Corporation and PNG Drilling Ventures Limited, under which all or part of $11,620,000 may be converted to common shares in the Company at a price no less than C$20.85. Alternatively, all or part of $1,969,000 of the indirect participation interest may be converted to debt due in December 2005 and December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.

     The Company issued in a private placement, persuant to an underwriting agreement, 2,200,000 subscription receipts on August 26, 2003 at C$31.25 per receipt equating to gross proceeds of C$68,750,000 less commissions paid of C$4,125,000 resulting in a net injection of new capital of C$64,625,000 (USD Equivalent $46,271,500). Subject to regulatory and other approvals, each is exchangeable, on a one-for-one basis, and without payment of any additional consideration, for ordinary common shares of the Corporation.

INTEROIL CORPORATION

DIRECTORS' CERTIFICATE

                                                                 [INTEROIL LOGO]

          The directors of the Company have made reasonable enquiries to ensure that there is no material statement in this document that is misleading and to ensure that there is no material omission from this document. The Board reports, as at 26 August 2003, after due inquiry by them, that they have not become aware of any circumstances that in their opinion materially affect or will materially affect the assets and liabilities, financial position, profits and losses or prospects of the Company.

          /s/ Phil. E. Mulacek

          Phil. E. Mulacek
          Chairman, on behalf of the Board of Directors.

                              InterOil Corporation
                           25025 I-45 North, Suite 420
                 PO Box 8727, The Woodlands, TX 77387-8727, USA
     Telephone : 281 292 1800 Facsimile: 281 292 0888 Web: www.interoil.com

INTEROIL CORPORATION

APPENDIX 4D                                                    [INTEROIL LOGO]

HALF YEAR ENDED JUNE 30, 2003
RESULTS FOR ANNOUNCEMENT TO THE MARKET
ARBN: 094 136 884

                                                                              %UP/           JUNE 2003       JUNE 2002
                              RESULTS                                        (DOWN)           $US'000         $US'000
Revenues from ordinary activities                                             (86%)                42             296

(Loss) from ordinary activities after tax attributable to members               6%               (518)           (551)

Net (loss) for the period attributable to members                               6%               (518)           (551)

DIVIDENDS

The company does not propose to pay dividends in the current period. There were no dividends paid in the previous corresponding period.

NET TANGIBLE ASSETS PER SECURITY                                                                  $US             $US
Net tangible asset backing per common share                                                      4.87            4.59

Net tangible asset backing over CDI*                                                             0.49            0.46

* 10 Chess Depository Instruments (CDIs) represent one common share.

There has been no control gained or lost over any entities during the period under review or during the previous corresponding period.

This information is provided according to ASX listing rule 4.2A.

The Appendix 4D and Financial Report for the half year ended June 30, 2003 should be read in conjunction with the Company's 2002 annual report.

                                   FORM 5-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:        [ ] SCHEDULE A
                                [X] SCHEDULES B & C
                                (PLACE X IN APPROPRIATE CATEGORY)

ISSUER DETAILS:

NAME OF ISSUER:                 INTEROIL CORPORATION
ISSUER ADDRESS:                 PO Box 6567 Suite 2, Level 2 Orchid Plaza
                                79 Abbott Street, Cairns Qld 4870
ISSUER PHONE NUMBER:            (61) 7 4046 4600
ISSUER FAX NUMBER:              (61) 7 4031 4565
CONTACT PERSON:                 Anesti Dermedgoglou
CONTACT'S POSITION:             Vice President Investor & Public Relations
CONTACT TELEPHONE NUMBER:       (61)7 4046 4600
FOR QUARTER ENDED:              June 30, 2003
DATE OF REPORT:                 August 29, 2003

                                   CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

PHIL E MULACEK __________________________________________  AUGUST 29, 2003 _____
NAME OF DIRECTOR               SIGN (TYPED)               DATE SIGNED (YY/MM/DD)

                          BC FORM 51-901F - SCHEDULE B
                            SUPPLEMENTARY INFORMATION

                              INTEROIL CORPORATION

                        FOR THE PERIOD ENDED JUNE 30, 2003

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS FOR THE SIX MONTHS ENDED JUNE
30, 2003

BALANCE SHEET:

Capital Assets (Refer to note 4 of the June 30, 2003 Financial Statements)

                                                      $US '000
                                                      --------
Financial & Legal Consultants                           1,321
Refurbishment                                           5,137
Refinery Project Construction                          40,105
Insurance                                                 120
Travel                                                    105
Foreign Exchange                                         (993)
Other                                                   1,318
Fixed Assets (less Depreciation)                          460
Financing costs                                         1,872
                                                       ------
TOTAL                                                  49,445
                                                       ======

STATEMENT OF INCOME AND DEFICIT:

Administrative and general

                                                       $US '000
                                                       --------
Administrative & Corporate                                860
Directors fees                                             70
Directors insurance                                        63
Interest                                                   46
Travel                                                    262
Sponsor's legal & accounting fees                          75
                                                        -----
TOTAL                                                   1,376
                                                        =====

2. RELATED PARTY TRANSACTIONS:

(Refer to note 3 of the June 30, 2003 Financial Statements)

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

Securities issued in six month period to June 30, 2003

    Class           Issue date       Number      Price $US    Type of issue
    -----           ----------       ------      ---------    -------------
Common shares         Feb 03           15,000     $ 5.27    Exercise of options
Common shares         Feb 03          145,000     $ 5.27    Exercise of options
Common shares         Feb 03           20,000     $ 4.00    Exercise of options
Common shares         Feb 03           50,000     $ 2.75    Exercise of options
Common shares         Feb 03           20,000     $ 2.75    Exercise of options
Common shares         Feb 03          862,500     $ 9.02    Share placement
Common shares         April 03        755,000     $ 9.10    Share placement
Common shares         June 03          31,240     $10.13    Shares For Debt
                                    ---------
TOTAL                               1,898,740
                                    =========

Options granted in six month period to June 30, 2003

                                Exercise Price
Granted to           Number          $US            Expiry date
----------           ------        ------           -----------
Employee              5,000        $ 8.40         January 13, 2006
Employees            91,700        $10.25         April 10, 2006
Directors            90,000        $11.50         December 31, 2005
Employee              5,000        $12.60         June 26, 2006
                    -------
TOTAL               191,700
                    =======

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD:

Refer to Note 8 of the June 30, 2003 Financial Statements

5. DIRECTORS AS AT THE DATE THIS REPORT IS SIGNED AND FILED:

Phil E. Mulacek             Chairman and Chief Executive Officer
Christian M. Vinson         Chief Operating Officer
Roger N. Grundy
Gaylen J. Byker
G. Michael Folie
Edward J Speal

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis by management is a review of the six months ended June 30, 2003 activities, financial condition and financial results for InterOil and should be read in conjunction with the unaudited financial statements for the six months ended June 30, 2003, and the audited financial statements and management discussion and analysis for the year ended December 31, 2002. These are included in the Company's annual report for the year ended 2002. The discussion is intended to provide both historical and prospective analyses of the Company's activities.

PURPOSE AND MISSION

The major focus is the construction of an oil refinery in Papua New Guinea and the development of a fully integrated oil company that will own and operate assets from the wellhead to the petrol pump. InterOil's refinery will process 32,500 barrels of oil per day and will result in PNG becoming an exporter of refined products. Currently PNG exports all its crude and imports all its refined products.

OVERVIEW

InterOil's operations are organised into three major business segments:

-    The upstream segment includes the exploration of crude oil and natural gas;

-    The midstream segment includes the refinery project; and

-    The downstream segment will include the distribution assets of the company.

UPSTREAM

Following positive fiscal policy announced by the Government of Papua New Guinea in December 2002, InterOil announced a commitment to an eight well drilling program. On March 28, 2003 the program commenced with the spudding of the first prospect the "Moose", located in PPL 238 in the Eastern Papuan Basin. On-site inspection of the core data from the Moose well indicates more than fourteen oil shows in 135 meters (443 feet) of continuous core from 673 meters (2,208 feet) to 808 meters (2,651 feet). The oil shows are both in the fractures and from porous sections within the limestone. The limestone section has been cased off in order to maintain the integrity of the formation while drilling and coring continues. Logging and testing equipment is in the process of being mobilized and expected to be on site by September 15, 2003.

On July 28, 2003 the drilling program was expanded to 16 separate wells, each will be on an independent structure and located in InterOil's exploration acreage. Preparations are in progress to procure additional drill rigs in order to accelerate the exploration program.

InterOil has an extensive upstream asset portfolio consisting of 8.8 million acres of exploration licenses. The vast majority of these licenses are located onshore in the Eastern Papuan Basin, and have a logistical advantage of moderate terrain, barge access to infrastructure and proximity to the refinery. This logistical advantage allows for lower cost of development, early production, and access to a market for oil production.

For Upstream Exploration updates, visit: HTTP://WWW.INTEROIL.COM/UPSTREAM.ASP

MIDSTREAM

Construction of the 32,500 barrel per day refinery project is under advanced construction with Mechanical Completion ("first oil") expected in the first quarter of 2004. The refinery complex is located across the harbour from Port Moresby, the capital of PNG, and is located on the former site of the Australian Naval Base where InterOil has secured a 99 year lease from the State of PNG.

After signing the engineering, procurement and construction contract (EPC), in the first quarter of 2002, Notice to Proceed was granted on April 15, 2002.

Engineering and construction progress at the refinery site continues:

- The site administration office and site accommodation camp is complete, mobilised and fully operational;

- Completion of the large and small jetty which have been used for the unloading of major refinery equipment;

- The marine piling on the main jetty and secondary heavy loading wharf has been completed;

-    Construction of the tank farm is 95% complete;

-    The civil and building works are well advanced and under construction;

- The structural steel in the main process area has been erected and the processing vessels are being installed;

- The final major shipment of refinery equipment from Houston, Texas, is due to arrive on site at the end of August 2003, and will include the balance of the major pressure vessels, the crude distillation column, catalytic reformer, hydro-desulphuriser unit and heat exchangers;

-    The Gas Turbine Generators arrived from Genoa, Italy in August 2003;

- Trays have been installed in the pre-fractionator and stripper towers installation is ongoing;

-    Diesel fire pumps installed on the main jetty;

-    Processing pumps are being progressively installed;

- The waste-water treatment plant is well underway, two package boilers have been installed and the reverse osmosis water plant is nearing full installation;

- The electrical sub-stations and main refinery control room are nearly complete; and

- Construction of the project is now 75% complete with 94% of the procurement completed.

For visual construction updates, visit: HTTP://WWW.INTEROIL.COM/PICTURES.ASP

DOWNSTREAM

The Project Agreement signed with the Government of PNG gives the refinery certain rights to supply the domestic market in PNG with refined oil products. InterOil has estimated that approximately 60% of the refinery net output will be used to supply the PNG domestic market. The balance of the refinery's production will be sold into the near regional and export markets. InterOil believes that the refinery will be able to price its products competitively in these markets due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock.

Contracts have been concluded with Royal Dutch Shell whereby they will purchase and market the vast majority of the export capacity of the refinery for a period of three years at prices ruling at the time of supply. The domestic and export contracts were worth approximately US$1.4 billion at contract closing. The contracts will become effective as soon as the refinery begins commercial operations.

LIQUIDITY AND CAPITAL RESOURCES

InterOil ended the half year ended June 30, 2003 with approximately US$10.3 million (C$13.8 million and A$15.4 million) in cash and near cash assets. This compares with approximately US$10.4 million (C$16.4 million and A$18.4 million) at December 31, 2002. Cash reserves were spent on refinery construction, development costs, certain oil and gas exploration expenses, administrative and general costs.

A US$85 million Project Financing Facility was obtained with the OPIC, an agency of the US Government, in June 2001. OPIC remains as the primary lender of capital to the refinery project, and has continued the "full faith and credit of the US Government" financial backing as evidenced in the disbursements of US$60 million to period ending June 30, 2003 To provide funding for InterOil's ongoing exploration and production activities in PNG and general corporate purposes, US$14.6 million (C$19.7 million and A$21.9 million) net of underwriter commissions was raised in the first half of year 2003 through two private placements totalling 1,617,500 common shares of InterOil stock. In addition to the private placements, US$7.65 million (C$11.14 million and A$12.68 million) was raised from a group of North American investors, PNG Energy Investors LLC, for an 8.5 percent indirect participation interest in the multi-well drilling program.

Subsequent to the period end US$61 million (C$85.9 million and A$91.5 million) has been raised through an indirect interest in the Company's phase 1 drilling program and a private placement of subscription receipts. Please refer to Note 2 in the half yearly Consolidated Financial Statements for a summary of both transactions.

Of the US$187 million (C$284 million and A$332 million) capital costs of the refinery and its US$17 million (C$26 million and A$30 million) other funds required, US$162 million (C$197 million and A$224 million) in equipment and development costs have been paid as of June 30, 2003. There will be additional capital costs, though not material, associated with the time extension for Mechanical Completion of the Project.

InterOil remains confident that it has the resources to complete the refinery as well as meet all its requirements associated with the obligations for the project and exploration program in the fiscal year of 2003.

EARNINGS

InterOil's operations remain in the construction and development stages and therefore do not currently generate revenue from business operations. Revenue generated to date is primarily interest on investments.

The net loss of US$518,019 (C$698,030 and A$776,873) for the first half of 2003 was 6 percent lower compared with the corresponding 2002 half year loss of US$550,798 (C$742,200 and A$826,021). The six months ended June 30, 2003 revenues from ordinary activities of US$41,966 (C$56,549 and A$62,936) when compared to the same period in 2002 of $295,678 (C$398,426 and A$443,422) has decreased 86 percent. The company's cash and cash equivalents have been utilized in capital project funding and therefore have not had the ability to earn investment income as in the previous period. The six months ended June 30, 2003 total expenses have decreased 10 percent when compared to the same period in 2002. The lower expense is primarily related to PIE Corporation, a related party, waiving prior years Management fees totalling US$840,000 (C$1,131,900 million and A$1,259,731 million) in the first half of 2003, which was partially offset by smaller realised and unrealised foreign currency gains in the first half of 2003 when compared to the same period in 2002. Monetary items denominated in foreign currencies are translated to US dollars at exchange rates in effect at balance sheet date, and non-monetary items are translated at historical rates of exchange

RISKS AND UNCERTAINTIES

Please refer to the 2002 Annual Report for detailed information.

CRUDE OIL SUPPLY

PNG crude oil production rates are expected to satisfy the refinery's requirements for at least 10 years after commercial start-up. InterOil has identified multiple alternative crude oils that are suitable for use as project feedstock. For example, suitable Indonesian crude oil could be delivered within 10 days. However, crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce the refinery's margins. Alternatively, imported crude oil may be selected to alter the refinery product slate to better match market conditions as they develop.

A contract has been signed with a unit of British Petroleum to act as an exclusive crude agent for five years, which will involve the sourcing and delivery of crude oil for the refinery as instructed by the Company.

OUTLOOK

The refinery project is under advanced construction with Mechanical Completion expected in the first quarter 2004. Following independent confirmation from CSIRO Australia of multiple oil shows at the "Moose" well, InterOil remains confident in their drilling prospects and has the capital resources to accelerate the Exploration Drilling Program.